Via Facsimile and U.S. Mail
Mail Stop 6010

November 14, 2007

Mr. Michael W. Taylor
Senior Vice President and Chief Financial Officer
America Service Group Inc.
105 Westpark Drive, Suite 200
Brentwood, Tennessee 37027

Re: **America Service Group Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-19673

Dear Mr. Taylor:

        We have reviewed your response letter dated October 4, 2007 and have the
following additional comments. If you disagree with a comment, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

1. We acknowledge your response to prior comment 1. Please discuss and analyze
    in disclosure-type format as we originally requested trends and operating results
    for fixed fee, population based, cost plus fixed fee and pharmacy revenue
    contracts.   Please disclose the percentage of fixed fee, population based and cost
    plus a fee contracts in relation to total contracts in tabular format similar to the
    one provided in your response. Please discuss and analyze the average gross
    margin for each type of contract. Please refer to Item 303 of Regulations S-K.

<u>Note 2 – Summary of Significant Accounting Policies, page F-7</u>
<u>Revenue and Cost Recognition, page F-7</u>

2. We have read your response to comment 2, but continue to believe that any reference to a valuation specialist indicates that management relied on the specialist. Please name the specialists in the filing. including in "Revenue and Cost Recognition" on page F-7, "Contracts and other Intangibles" on page F-10, "Professional and General Liability Self-Insurance Retention" on page F-11, and "Other Self-funded Insurance Reserves" on page F-12. A reference to a valuation specialist requires a consent in a '33 Act filing.

<u>Note 9 – Accounts Receivable, page F-17</u>

3. We acknowledge your response to prior comment 3. Please provide in disclosure-type format as we originally requested your proposed disclosure with respect to the collectibility of billed receivables due from expired contracts.

4. We acknowledge your response to prior comment 4. Please provide in disclosure-type format as we originally requested the factors that you considered in determining that disputed amounts are collectible relating to the $1.8 million receivable of which $1.2 million has been reserved.

5. We acknowledge your response to prior comment 5. Please provide in disclosure-type format as we originally requested the factors that you considered in determining that the $1.1 million in billed receivables in dispute are collectible.

6. Refer to your response to comment 6. Please provide in disclosure-type format the factors you considered that led you to believe that the $1.7 million in accounts receivable relating to the three lawsuits is collectible.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant